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                              UNITED STATES

                   SECURITIES AND EXCHANGE COMMISSION

                        Washington, D.C. 20549


                              Form 10-SB


            GENERAL FORM FOR REGISTRATION OF SECURITIES OF
                        SMALL BUSINESS ISSUERS

   Under Section 12(b) or (g) of the Securities Exchange Act of 1934

                       FIRSTCHINA CAPITAL, INC.
           ----------------------------------------------
           (Name of Small Business Issuer in its charter)

                   New York                          13-4153693
       ------------------------------          ----------------------
      (State or other jurisdiction of          (I.R.S. Employer
      incorporation or organization            Identification Number)

                   135-34 78 Avenue, Unit F
                     Kew Garden Hills, NY             11367
          ---------------------------------------     ---------
         (Address of principal executive offices)   (Zip Code)

    Registrant's telephone number, including area code: (718) 591-7940

       Securities to be registered under Section 12(b) of the Act:

                                None

      Securities to be registered under Section 12(g) of the Act:

              Common Stock, $.0005 par value per share
              ----------------------------------------
                           (Title or class)
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TABLE OF CONTENTS
                                                              Page


PART I

ITEM 1.   DESCRIPTION OF BUSINESS . . . . . . . . . . . . .     3

ITEM 2.   PLAN OF OPERATION. . . . . . . . . . . . . . . . .    8

ITEM 3.   DESCRIPTION OF PROPERTY. . . . . . . . . . . . . .   14

ITEM 4.   SECURITY OWNERSHIP OF CERTAIN
          BENEFICIAL OWNERS AND MANAGEMENT . . . . . . . . .   14

ITEM 5.   DIRECTORS, EXECUTIVE OFFICERS, PROMOTERS
          AND CONTROL PERSONS  . . . . . . . . . . . . . . .   14

ITEM 6.   EXECUTIVE COMPENSATION . . . . . . . . . . . . . .   16

ITEM 7.   CERTAIN RELATIONSHIP AND
          RELATED TRANSACTIONS . . . . . . . . . . . . . . .   17

ITEM 8.   DESCRIPTION OF SECURITIES. . . . . . . . . . . . .   17

PART II

ITEM 1.   MARKET FOR COMMON EQUITY AND RELATED STOCKHOLDER
          MATTERS . . . . . . . . . . . . . .. . . . . . . .   17

ITEM 2.   LEGAL PROCEEDINGS. . . . . . . . . . . . . . . . .   19

ITEM 3.   CHANGES IN AND DISAGREEMENT WITH ACCOUNTANTS
          ON ACCOUNTING AND FINANCIAL DISCLOSURE . . . . . .   19

ITEM 4.   RECENT SALES OF UNREGISTERED SECURITIES. . . . . .   19

ITEM 5.   INDEMNIFICATION OF DIRECTORS AND OFFICERS. . . . .   21

PART F/S

ITEM 1.   FINANCIAL STATEMENTS AND EXHIBITS. . . . . . . . .   21

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                               PART I


ITEM 1. DESCRIPTION OF BUSINESS

BUSINESS DEVELOPMENT

FirstChina Capital, Inc. (the "Company"), was incorporated on January 21, 2001 in the State of New York, to engage in any lawful act or activity for which corporation may be organized under the Business Corporation Law, including, but not limited to, selected mergers and acquisitions. Pursuant to the Articles of Incorporation, the Company is authorized to issue 40,000,000 shares of Common Stock at $.0005 par value. Each holder of the Common Stock shall be entitled to one vote for each share of Common Stock held. As of March 12, 2001, there are 20,000,000 shares of Common Stock outstanding.

The Company has been in the developmental stage since inception and has no operations to date. Other than issuing shares to its shareholders, the Company never commenced any operational activities. As such, the Company can be defined as a "shell" company, whose sole purpose at this time is to locate and consummate a merger or acquisition with a private entity. The Board of Directors of the Company has elected to commence implementation of the Company's principal business purpose, described below under "ITEM 2 - PLAN OF OPERATION".

The Company is filing this registration statement on a voluntary basis because the primary attraction of the Company as a merger partner or acquisition vehicle will be its status as a reporting public company. Any business combination or transaction may potentially result in a significant issuance of shares and substantial dilution to present stockholders of the Company.

The proposed business activities described herein classify the Company as a "blank check" company. Many states have enacted statutes, rules and regulations limiting the sale of securities of "blank check" companies in their respective jurisdictions. The Company has sold shares of its common stock to one non-U.S. person in reliance on exemption provided by Regulation S of the Securities Act of 1933, as amended. The Company will refuse to register any transfer of the shares, during the two year distribution compliance period unless sold in accordance to rule 144 for shares held for at least one year. Management does not intend to undertake any other offering of the Company's securities, either debt or equity, until such time as the Company has successfully implemented its business plan described herein. Relevant thereto, the primary shareholders of the Company, have expressed their intention that they has no plan to sell its respective shares of the Company's common stock until such time as the Company has successfully consummated a merger or acquisition and the Company is no longer classified as a "blank check" company, and they has also expressed its intention not to sell its shares unless the shares are subsequently registered or if an exemption from registration is available.

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RISK FACTORS

NO OPERATING HISTORY, REVENUE AND ASSETS. The Company has had no operating history nor any revenues or earnings from operations. The Company has little or no tangible assets or financial resources. The Company will, in all likelihood, continue to sustain operating expenses without corresponding revenues, at least until the consummation of a business combination. This may result in the Company incurring a net operating loss which will increase continuously until the Company can consummate a business combination with a profitable business opportunity. There is no assurance that the Company can identify such a business opportunity and consummate such a business combination.

SPECULATIVE NATURE OF COMPANY'S PROPOSED OPERATIONS. The success of the Company's proposed plan of operation will depend to a great extent on the operations, financial condition and management of the identified business opportunity. While management intends to seek business combination(s) with entities having established operating histories, there can be no assurance that the Company will be successful in locating candidates meeting such criteria. In the event the Company completes a business combination, of which there can be no assurance, the success of the Company's operations may be dependent upon management of the successor firm or venture partner firm and numerous other factors beyond the Company's control.

STATE BLUE SKY REGISTRATION; RESTRICTED RESALES OF THE SECURITIES Transferability of the shares of Common Stock of the Company is very limited because a significant number of states have enacted regulations pursuant to their securities or so-called "blue sky" laws restricting or, in many instances, prohibiting, the initial sale and subsequent resale of securities of "blank check" companies such as the Company within that state. In addition, many states, while not specifically prohibiting or restricting "blank check" companies, would not register the securities of the Company for sale or resale in their states. Because of these regulations, the Company currently has no plan to register any securities of the Company with any state. To ensure that any state laws are not violated through the resale of the securities of the Company, the Company will refuse to register the transfer of any securities of the Company, to residents of any state, which prohibit such resale or if no exemption is available for such resale. It is not anticipated that a secondary trading market for the Company's securities will develop in any state until subsequent to consummation of a Business Combination, if at all.

SCARCITY OF AND COMPETITION FOR BUSINESS OPPORTUNITIES AND COMBINATIONS. The Company is and will continue to be an insignificant participant in the business of seeking mergers with, joint ventures with and acquisitions of small private and public entities. A large number of established and well-financed entities, including venture capital firms, are active in mergers and acquisitions of companies which may be desirable target candidates for the Company. Nearly all such entities have significantly

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greater financial resources, technical expertise and managerial capabilities than the Company and, consequently, the Company will be at a competitive disadvantage in identifying possible business opportunities and successfully completing a business combination. Moreover, the Company will also compete in seeking merger or acquisition candidates with numerous other small public companies.

NO AGREEMENT FOR BUSINESS COMBINATION OR OTHER TRANSACTION - NO STANDARDS FOR BUSINESS COMBINATION. The Company has no arrangement, agreement or understanding with respect to engaging in a merger with, joint venture with or acquisition of, a private or public entity. There can be no assurance the Company will be successful in identifying and evaluating suitable business opportunities or in concluding a business combination. Management has not identified any particular industry or specific business within an industry for evaluation by the Company. There is no assurance the Company will be able to negotiate a business combination on terms favorable to the Company. The Company has not established a specific length of operating history or a specified level of earnings, assets, net worth or other criteria which it will require a target business opportunity to have achieved, and without which the Company would not consider a business combination in any form with such business opportunity. Accordingly, the Company may enter into a business combination with a business opportunity having no significant operating history, losses, limited or no potential for earnings, limited assets, negative net worth or other negative characteristics.

CONTINUED MANAGEMENT CONTROL, LIMITED TIME AVAILABILITY. While seeking a business combination, Weijun Yang, President of the Company anticipates devoting up to ten hours per month to the business of the Company. Weijun Yang will be the only person responsible in conducting the day to day operations of the company including searches, evaluations, and negotiations with potential merger or acquisition candidates. The Company has not entered into any written employment agreement with Weijun Yang and is not expected to do so in the foreseeable future. The Company has not obtained key man life insurance on Weijun Yang. The loss of the services of Weijun Yang would adversely affect development of the Company's business and its likelihood of continuing operations. See "ITEM 5 - DIRECTORS, EXECUTIVE OFFICERS, PROMOTERS AND CONTROL PERSONS."

CONFLICTS OF INTEREST. None of the officers of the Company will devote more than a portion of his time to the affairs of the Company. There will be occasions when the time requirements of the Company's business conflict with the demands of the officers other business and investment activities. Such conflicts may require that the Company attempt to employ additional personnel. There is no assurance that the services of such persons will be available or that they can be obtained upon terms favorable to the Company.

The officers, directors and principal shareholders of the Company may actively negotiate for the purchase of a portion of their common

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stock as a condition to, or in connection with, a proposed merger or acquisition transaction. It is anticipated that a substantial premium may be paid by the purchaser in conjunction with any sale of shares by the Company's officers, directors and principal shareholders made as a condition to, or in connection with, a proposed merger or acquisition transaction. The fact that a substantial premium may be paid to members of Company management to acquire their shares creates a conflict of interest for them and may compromise their state law fiduciary duties to the Company's other shareholders. In making any such sale, members of Company management may consider their own personal pecuniary benefit rather than the best interests of the Company and the Company's other shareholders, and the other shareholders are not expected to be afforded the opportunity to approve or consent to any particular buy-out transaction involving shares held by members of Company management.

LACK OF MARKET RESEARCH OR MARKETING ORGANIZATION. The Company has neither conducted, nor have others made available to it, results of market research indicating that market demand exists for the transactions contemplated by the Company. Moreover, the Company does not have, and does not plan to establish, a marketing organization. Even in the event demand is identified for a merger or acquisition contemplated by the Company, there is no assurance the Company will be successful in completing any such business combination.

LACK OF DIVERSIFICATION. The Company's proposed operations, even if successful, will in all likelihood result in the Company engaging in a business combination with a business opportunity. Consequently, the Company's activities may be limited to those engaged in by business opportunities which the Company merges with or acquires. The Company's inability to diversify its activities into a number of areas may subject the Company to economic fluctuations within a particular business or industry and therefore increase the risks associated with the Company's operations.

REGULATION. Although the Company will be subject to regulation under the Securities Exchange Act of 1934, management believes the Company will not be subject to regulation under the Investment Company Act of 1940, insofar as the Company will not be engaged in the business of investing or trading in securities. In the event the Company engages in business combinations which result in the Company holding passive investment interests in a number of entities, the Company could be subject to regulation under the Investment Company Act of 1940. In such event, the Company would be required to register as an investment company and could be expected to incur significant registration and compliance costs. The Company has obtained no formal determination from the Securities and Exchange Commission as to the status of the Company under the Investment Company Act of 1940 and, consequently, any violation of such Act would subject the Company to material adverse consequences.

PROBABLE CHANGE IN CONTROL AND MANAGEMENT. A business combination involving the issuance of the Company's Common Shares will, in all

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likelihood, result in shareholders of a private company obtaining a controlling interest in the Company. Any such business combination may require management of the Company to sell or transfer all or a portion of the Company's Common Shares held by them, or resign as members of the Board of Directors of the Company. The resulting change in control of the Company could result in the removal of Weijun Yang and a corresponding reduction in or elimination of his participation in the future affairs of the Company.

POTENTIAL REDUCTION OF PERCENTAGE SHARE OWNERSHIP FOLLOWING BUSINESS COMBINATION. The Company's primary plan of operation is based upon a business combination with a private concern which, depending on the terms of merger or acquisition, may result in the Company issuing securities to shareholders of any such private company. The issuance of previously authorized and unissued Common Shares of the Company would result in reduction in percentage of shares owned by present and prospective shareholders of the Company and may result in a change in control or management of the Company.

DISADVANTAGES OF BLANK CHECK OFFERING. The Company may enter into a business combination with an entity that desires to establish a public trading market for its shares. A business opportunity may attempt to avoid what it deems to be adverse consequences of undertaking its own public offering by seeking a business combination with the Company. Such consequences may include, but are not limited to, time delays of the registration process, significant expenses to be incurred in such an offering, loss of voting control to public shareholders and the inability or unwillingness to comply with various federal and state laws enacted for the protection of investors.

TAXATION. Federal and state tax consequences will, in all likelihood, be major considerations in any business combination the Company may undertake. Currently, such transactions may be structured so as to result in tax-free treatment to both companies, pursuant to various federal and state tax provisions. The Company intends to structure any business combination so as to minimize the federal and state tax consequences to both the Company and the target entity; however, there can be no assurance that such business combination will meet the statutory requirements of a tax- free reorganization or that the parties will obtain the intended tax-free treatment upon a transfer of stock or assets. A non- qualifying reorganization could result in the imposition of both federal and state taxes which may have an adverse effect on both parties to the transaction.

REQUIREMENT OF AUDITED FINANCIAL STATEMENTS MAY DISQUALIFY BUSINESS OPPORTUNITIES. Section 13 and 15(d) of the Securities Exchange Act of 1934 (the "Exchange Act"), require companies subject thereto to provide certain information about significant acquisitions, including certified financial statements for the company acquired, covering one, two or three years, depending on the relative size of the acquisition. The time and additional costs that may be incurred by some target entities to prepare such statements may preclude consummation of an otherwise desirable acquisition by the Company. Acquisition prospects that do not have or are unable to obtain the required audited financial statements may not be appropriate for acquisition so long as the reporting requirements of the 1934 Act are applicable.


ITEM 2. PLAN OF OPERATION

The Company intends to seek to acquire assets or shares of an entity actively engaged in business which generates revenues, in exchange for its securities. The Company has no particular acquisitions in mind and has not entered into any negotiations regarding such an acquisition. None of the Company's officers, directors, promoters or affiliates have engaged in any preliminary contact or discussions on behalf of the Company with any representative of any other company regarding the possibility of an acquisition or merger between the Company and such other company as of the date of this registration statement.

EMPLOYEES

The Company has no full time or part time employees. Weijun Yang has agreed to allocate a portion of his time to the activities of the Company, without compensation. The Company anticipates that the business plan of the Company can be implemented through the efforts of Weijun Yang, President of the Company, devoting up to 10 hours per month to the business affairs of the Company, consequently, conflicts of interest may arise with respect to the limited time commitment by such officer. See "ITEM 5 - DIRECTORS, EXECUTIVE OFFICERS, PROMOTERS AND CONTROL PERSONS."


INDEMNIFICATION

As permitted by New York law, the Company's Articles of Incorporation provide that the Company will indemnify its directors and officers against expenses and liabilities they incur to defend, settle, or satisfy any civil or criminal action brought against them on account of their being, or having been, Company directors or officers unless, in any such action, they are judged to have acted with gross negligence or willful misconduct. Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers, or persons controlling the Company. Pursuant to the foregoing provisions, the Company has been informed that, in the opinion of the Securities and Exchange Commission, such indemnification is against public policy as expressed in that Act and is, therefore, unenforceable. See PART II, "ITEM 5 - INDEMNIFICATION OF DIRECTORS AND OFFICERS."

GENERAL BUSINESS PLAN

The Company's purpose is to seek, investigate and, if such investigation warrants, acquire an interest in business opportunities presented to it by persons or firms who or which desire to seek the perceived advantages of an Exchange Act registered corporation. The Company will not restrict its search to any specific business, industry, or geographical location and the Company may participate in a business venture of virtually any kind or nature. This discussion of the proposed business is purposefully general and is not meant to be restrictive of the Company's virtually unlimited discretion to search for and enter into potential business opportunities. Management anticipates that it may be able to participate in only one potential business venture because the Company has nominal assets and limited financial resources. See PART F/S, "FINANCIAL STATEMENTS AND EXHIBITS." This lack of diversification should be considered a substantial risk to shareholders of the Company because it will not permit the Company to offset potential losses from one venture against gains from another.

The Company may seek a business opportunity with entities which have recently commenced operations, or which wish to utilize the public marketplace in order to raise additional capital in order to expand into new products or markets, to develop a new product or service, or for other corporate purposes. The Company may acquire assets and establish wholly-owned subsidiaries in various businesses or acquire existing businesses as subsidiaries.

The Company may advertise and promote the Company in newspaper, magazines and on the Internet. The Company has not yet prepared any notices or advertisement.

The Company anticipates that the selection of a business opportunity in which to participate will be complex and extremely risky. Due to general economic conditions, rapid technological advances being made in some industries and shortages of available capital, management believes that there are numerous firms seeking the perceived benefits of a publicly registered corporation. Such perceived benefits may include facilitating or improving the terms on which additional equity financing may be sought, providing liquidity for incentive stock options or similar benefits to key employees, providing liquidity (subject to restrictions of applicable statutes), for all shareholders and other factors. Potentially, available business opportunities may occur in many different industries and at various stages of development, all of which will make the task of comparative investigation and analysis of such business opportunities extremely difficult and complex.

The Company has, and will continue to have, no capital with which to provide the owners of business opportunities with any significant cash or other assets. However, management believes the Company will be able to offer owners of acquisition candidates the opportunity to acquire a controlling ownership interest in a publicly registered company without incurring the cost and time required to conduct an initial public offering. The owners of the business opportunities will, however, incur significant legal and accounting costs in connection with acquisition of a business opportunity, including the costs of preparing Form 8-K's, 10-K's or 10-KSB's, agreements and related reports and documents. The Securities Exchange Act of 1934 (the "34 Act"), specifically requires that any merger or acquisition candidate comply with all applicable reporting requirements, which include providing audited financial statements to be included within the numerous filings relevant to complying with the 34 Act. Nevertheless, the officers and directors of the Company have not conducted market research and are not aware of statistical data which would support the perceived benefits of a merger or acquisition transaction for the owners of a business opportunity.

The analysis of new business opportunities will be undertaken by, or under the supervision of, Weijun Yang, who may not be considered a professional business analyst. Weijun Yang, President of the Company will be the key person in the search, review and negotiation with potential acquisition or merger candidates. Management intends to concentrate on identifying preliminary prospective business opportunities which may be brought to its attention through present associations of the Company's officer and director, or by the Company's shareholder. In analyzing prospective business opportunities, management will consider such matters as the available technical, financial and managerial resources; working capital and other financial requirements; history of operations, if any; prospects for the future; nature of present and expected competition; the quality and experience of management services which may be available and the depth of that management; the potential for further research, development, or exploration; specific risk factors not now foreseeable but which then may be anticipated to impact the proposed activities of the Company; the potential for growth or expansion; the potential for profit; the perceived public recognition of acceptance of products, services, or trades; name identification; and other relevant factors. Officers and directors of the Company do not expect to meet personally with management and key personnel of the business opportunity as part of their investigation due to lack of capital. To the extent possible, the Company intends to utilize written reports and investigation to evaluate the above factors. The Company will not acquire or merge with any company for which audited financial statements cannot be obtained within a reasonable period of time after closing of the proposed transaction.

Weijun Yang has limited experience in managing companies similar to the Company and shall rely upon his own efforts and, to a much lesser extent, the efforts of the Company's shareholder, in accomplishing the business purposes of the Company. It is not anticipated that any outside consultants or advisors will be utilized by the Company to effectuate its business purposes described herein. However, if the Company does retain such an outside consultant or advisor, any cash fee earned by such party will need to be paid by the prospective merger/acquisition candidate, as the Company has no cash assets with which to pay such obligation. There have been no contracts or agreements with any outside consultants and none are anticipated in the future.

The Company will not restrict its search for any specific kind of firms, but may acquire a venture which is in its preliminary or development stage, which is already in operation, or in essentially any stage of its corporate life. It is impossible to predict at this time the status of any business in which the Company may become engaged, in that such business may need to seek additional capital, may desire to have its shares publicly traded, or may seek other perceived advantages which the Company may offer. However, the Company does not intend to obtain funds in one or more private placements to finance the operation of any acquired business opportunity until such time as the Company has successfully consummated such a merger or acquisition.

It is anticipated that the Company will incur nominal expenses in the implementation of its business plan described herein. Because the Company has no capital with which to pay these anticipated expenses, Weijun Yang agreed to pay these charges with his personal funds, as interest free loans to the Company. However, the only opportunity which management has to have these loans repaid will be from a prospective merger or acquisition candidate. Management has agreed that the repayment of any loans made on behalf of the Company will not impede, or be made conditional in any manner, to consummation of a proposed transaction.


ACQUISITION OF OPPORTUNITIES

In implementing a structure for a particular business acquisition, the Company may become a party to a merger, consolidation, reorganization, joint venture, or licensing agreement with another corporation or entity. It may also acquire stock or assets of an existing business. On the consummation of a transaction, it is probable that the present management and shareholders of the Company will no longer be in control of the Company. In addition, the Company's directors may, as part of the terms of the acquisition transaction, resign and be replaced by new directors without a vote of the Company's shareholders or may sell their stock in the Company. Any terms of sale of the shares presently held by officers and/or directors of the Company will not be afforded to all other shareholders of the Company. Any and all such sales will only be made in compliance with the securities laws of the United States and any applicable state.

It is anticipated that any securities issued in any such reorganization would be issued in reliance upon exemption from registration under applicable federal and state securities laws. In some circumstances, however, as a negotiated element of its transaction, the Company may agree to register all or a part of such securities immediately after the transaction is consummated or at specified times thereafter. If such registration occurs, of which there can be no assurance, it will be undertaken by the surviving entity after the Company has successfully consummated a merger or acquisition and the Company is no longer considered a "shell" company. The issuance of substantial additional securities and their potential sale into any trading market which may develop in the Company's securities may have a depressive effect on the value of the Company's securities in the future, if such a market develops, of which there is no assurance.

While the actual terms of a transaction to which the Company may be a party cannot be predicted, it may be expected that the parties to the business transaction will find it desirable to avoid the creation of a taxable event and thereby structure the acquisition in a so-called "tax-free" reorganization under Sections 368(a)(1) or 351 of the Internal Revenue Code (the "Code"). In order to obtain tax-free treatment under the Code, it may be necessary for the owners of the acquired business to own 80% or more of the voting stock of the surviving entity. In such event, the shareholders of the Company, would retain less than 20% of the issued and outstanding shares of the surviving entity, which would result in significant dilution in the equity of such shareholders.

As part of the Company's investigation, officers and directors of the Company may personally meet with management and key personnel, may visit and inspect material facilities, obtain analysis of verification of certain information provided, check references of management and key personnel, and take other reasonable investigative measures, to the extent of the Company's limited financial resources and management expertise. The manner in which the Company participates in an opportunity will depend on the nature of the opportunity, the respective needs and desires of the Company and other parties, the management of the opportunity and the relative negotiation strength of the Company and such other management.

With respect to any merger or acquisition, negotiations with target company management is expected to focus on the percentage of the Company which the target company shareholders would acquire in exchange for all of their shareholdings in the target company. Depending upon, among other things, the target company's assets and liabilities, the Company's shareholders will in all likelihood hold a substantially lesser percentage ownership interest in the Company following any merger or acquisition. The percentage ownership may be subject to significant reduction in the event the Company acquires a target company with substantial assets. Any merger or acquisition effected by the Company can be expected to have a significant dilutive effect on the percentage of shares held by the Company's then shareholders.

The Company will participate in a business opportunity only after the negotiation and execution of appropriate written agreements. Although the terms of such agreements cannot be predicted, generally such agreements will require some specific representations and warranties by all of the parties thereto, will specify certain events of default, will detail the terms of closing and the conditions which must be satisfied by each of the parties prior to and after such closing, will outline the manner of bearing costs, including costs associated with the Company's attorneys and accountants, will set forth remedies on default and will include miscellaneous other terms.

As stated hereinabove, the Company will not acquire or merge with any entity which cannot provide independent audited financial statements within a reasonable period of time after closing of the proposed transaction. The Company is subject to all of the reporting requirements included in the 1934 Act. Included in these requirements is the affirmative duty of the Company to file independent audited financial statements as part of its Form 8-K to be filed with the Securities and Exchange Commission upon consummation of a merger or acquisition, as well as the Company's audited financial statements included in its annual report on Form 10-K (or 10-KSB, as applicable). If such audited financial statements are not available at closing, or within time parameters necessary to insure the Company's compliance with the requirements of the 1934 Act, or if the audited financial statements provided do not conform to the representations made by the candidate to be acquired in the closing documents, the closing documents may provide that the proposed transaction will be voidable, at the discretion of the present management of the Company. If such transaction is voided, the agreement may also contain a provision providing for the acquisition entity to reimburse the Company for all costs associated with the proposed transaction.

The Company does not intend to make any loans to any prospective acquisition or merger candidates or to unaffiliated third parties. The Company may make loans only to prospective acquisition or merger candidates only when such fund is available, the Company has entered into an acquisition or merger agreement and making a loan to the acquisition or merger candidate is beneficial to the Company. The criteria that will be used in determining whether to make loans is the availability and the need of cash by the acquisition or merger candidate in order to complete the acquisition or merger. The loan may be either secured or non-secured depending on the result of negotiation and there is no limitations as to the amounts that may be loaned.

The Company does not intends to provide the Company's security holders with any complete disclosure documents, including audited financial statements, concerning an acquisition or merger candidate and its business prior to the consummation of any acquisition or merger transaction.


COMPETITION

The Company will remain an insignificant participant among the firms which engage in the acquisition of business opportunities. There are many established venture capital and financial concerns which have significantly greater financial and personnel resources and technical expertise than the Company. In view of the Company's combined extremely limited financial resources and limited management availability, the Company will continue to be at a significant competitive disadvantage compared to the Company's competitors.


ITEM 3. DESCRIPTION OF PROPERTY.

The Company currently maintains a mailing address at 135-34 78 Avenue, Unit F, Kew Garden Hills, NY 11367, which is the address of Weijun Yang. The Company pays no rent for the use of this mailing address. The Company does not believe that it will need to maintain an office at any time in the foreseeable future in order to carry out its plan of operations described herein.


ITEM 4. SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT PRINCIPLE STOCKHOLDERS

The following table sets forth certain information as of February 28, 2001 regarding the beneficial ownership of the Company's Common Stock by (i) each stockholder known by the Company to be the beneficial owner of more than 5% of the Company's Common Stock, (ii) by each Director and executive officer of the Company and (iii) by all executive officer and Directors of the Company as a group. Each of the persons named in the table has sole voting and investment power with respect to Common Stock beneficially owned.


                                    Number of            Percentage of
Name and Address                    Shares Owned         Shares owned

Liu Puxiang                         18,388,000             91.94%
c/o 135-34 78 Avenue, Unit F
Kew Garden Hills, NY 11367

Weijun Yang                            856,000              4.28%
c/o 135-34 78 Avenue, Unit F
Kew Garden Hills, NY 11367

Huakang Zhao                           856,000              4.28%
18 Kimblerly Court
East Hanover, NJ 07936

All Directors & Officers as            856,000              4.28%
a group (1 person)


ITEM 5. DIRECTORS, EXECUTIVE OFFICERS, PROMOTERS AND CONTROL PERSONS. OFFICERS AND DIRECTORS

The following table sets forth certain information concerning each of the Company's directors and executive officers:

     Name           Age       Position
     Weijun Yang    60        Chairman of the Board, President, Chief
                              Executive Officer, and Treasurer


Weijun Yang has served as President, Chief Executive Officer,
Treasurer and a Director of the Company since January 2001.

Before Mr. Weijun Yang retired in November 1998, Mr. Yang was Vice Financial President of Hongxiang (USA), Inc. ("Hongxiang USA") from December 1996 to November 1998. Hongxiang USA was a New York subsidiary of China Hongxiang Group ("Hongxiang Group"), a company in People's Republic of China ("P. R. China"). Mr. Yang was Vice President and Director of Hongxiang Group (May 1990). Hongxiang Group is an electronic manufacturer in P.R. China. Hongxiang USA was intended to be a company providing financing to Hongxiang Group.

The Officer and Director identified in above table is the Company's only promoter.


CONFLICTS OF INTEREST

None of the officers of the Company will devote more than a portion of his time to the affairs of the Company. There will be occasions when the time requirements of the Company's business conflict with the demands of the officers other business and investment activities. Such conflicts may require that the Company attempt to employ additional personnel. There is no assurance that the services of such persons will be available or that they can be obtained upon terms favorable to the Company.

The officers, directors and principal shareholders of the Company may actively negotiate for the purchase of a portion of their common stock as a condition to, or in connection with, a proposed merger or acquisition transaction. It is anticipated that a substantial premium may be paid by the purchaser in conjunction with any sale of shares by the Company's officers, directors and principal shareholders made as a condition to, or in connection with, a proposed merger or acquisition transaction. The fact that a substantial premium may be paid to members of Company management to acquire their shares creates a conflict of interest for them and may compromise their state law fiduciary duties to the Company's other shareholders. In making any such sale, members of Company management may consider their own personal pecuniary benefit rather than the best interests of the Company and the Company's other shareholders, and the other shareholders are not expected to be afforded the opportunity to approve or consent to any particular buy-out transaction involving shares held by members of Company management.


INVESTMENT COMPANY ACT OF 1940

Although the Company will be subject to regulation under the Securities Act of 1933 and the Securities Exchange Act of 1934, management believes the Company will not be subject to regulation under the Investment Company Act of 1940 insofar as the Company will not be engaged in the business of investing or trading in securities. In the event the Company engages in business combinations which result in the Company holding passive investment interests in a number of entities, the Company could be subject to regulation under the Investment Company Act of 1940. In such event, the Company would be required to register as an investment company and could be expected to incur significant registration and compliance costs. The Company has obtained no formal determination from the Securities and Exchange Commission as to the status of the Company under the Investment Company Act of 1940 and, consequently, any violation of such Act would subject the Company to material adverse consequences. The Company presently desires to be exempt from the Investment Company Act of 1940 via Regulation 3a-2 thereto.


INVESTMENT ADVISOR ACT OF 1940

The Company is not an "investment adviser" under the Federal Investment Adviser Act of 1940, which classification would involve a number of negative considerations. Accordingly, the Company will not furnish or distribute advice, counsel, publications, writings, analysis or reports to anyone relating to the purchase or sale of any securities within the language, meaning and intent of Section 2(a)(11) of the Investment Adviser Act of 1940, 15 U.S.C.


ITEM 6. EXECUTIVE COMPENSATION.

None of the Company's current officer and/or director received any compensation for their respective services rendered unto the Company, nor have they received such compensation in the past. Weijun Yang has agreed to act without compensation until authorized by the Board of Directors, which is not expected to occur until the Company has generated revenues from operations after consummation of a merger or acquisition. As of the date of this registration statement, the Company has no funds available to pay Weijun Yang.

It is possible that, after the Company successfully consummates a merger or acquisition with an unaffiliated entity, that entity may desire to employ or retain one or a number of members of the Company's management for the purposes of providing services to the surviving entity, or otherwise provide other compensation to such persons. However, the Company has adopted a policy whereby the offer of any post-transaction remuneration to members of management will not be a consideration in the Company's decision to undertake any proposed transaction. The management has agreed to disclose to the Company's Board of Directors any discussions concerning possible compensation to be paid to them by any entity which proposes to undertake a transaction with the Company.

It is possible that persons associated with management may refer a prospective merger or acquisition candidate to the Company. In the event the Company consummates a transaction with any entity referred by associates of management, it is possible that such an associate will be compensated for their referral in the form of a finder's fee. It is anticipated that this fee will be either in the form of restricted common stock issued by the Company as part of the terms of the proposed transaction, or will be in the form of cash consideration. However, if such compensation is in the form of cash, such payment will be tendered by the acquisition or merger candidate, because the Company has insufficient cash available. The amount of such finder's fee cannot be determined as of the date of this registration statement, but is expected to be comparable to consideration normally paid in like transactions.

No retirement, pension, profit sharing, stock option or insurance programs or other similar programs have been adopted by the Company for the benefit of its employees.


ITEM 7. CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS.

There have been no related party transactions, or any other transactions or relationships required to be disclosed pursuant to
Item 404 of Regulation S-B.


ITEM 8. DESCRIPTION OF SECURITIES.

COMMON STOCK

The Articles of Incorporation currently authorizes the Company to issue Forty Million (40,000,000) shares of Common Stock at $.0005 par value. Each holder of the Common Stock shall be entitled to one vote for each share of Common Stock held. As of February 28, 2000 there are 20,000,000 shares of Common Stock outstanding.

Upon liquidation of the Company, each shareholder is entitled to receive a proportionate share of the Company's assets available for distribution to shareholders after the payment of liabilities and after distribution in full of preferential amounts, if any. All shares of the Company's Common Stock issued and outstanding are fully-paid and nonassessable. Holders of the Common Stock are entitled to share pro rata in dividends and distributions with respect to the Common Stock, as may be declared by the Board of Directors out of funds legally available therefor.


                             PART II


ITEM 1. MARKET FOR COMMON EQUITY AND RELATED STOCKHOLDER MATTERS.

There is no public trading market for the Company's Common Stock.

The Company plans to apply to have its Common Stock traded on the over-the-counter market and listed on the OTC Bulletin Board. There is no assurance that a trading market will ever develop or, if such a market does develop, that it will continue.


DIVIDEND POLICY

The Company has not paid any cash dividends on its Common Stock and presently intends to continue a policy of retaining earnings, if any, for reinvestment in its business.


PENNY STOCK

Until the Company's shares qualify for inclusion in the Nasdaq system, the trading of the Company's securities, if any, will be in the over-the-counter markets which are commonly referred to as the "pink sheets" or on the OTC Bulletin Board. As a result, an investor may find it more difficult to dispose of, or to obtain accurate quotations as to the price of the securities offered.

Effective August 11, 1993, the Securities and Exchange Commission adopted Rule 15g-9, which established the definition of a "penny stock," for purposes relevant to the Company, as any equity security that has a market price of less than $5.00 per share or with an exercise price of less than $5.00 per share, subject to certain exceptions. For any transaction involving a penny stock, unless exempt, the rules require: (i) that a broker or dealer approve a person's account for transactions in penny stocks; and (ii) the broker or dealer receive from the investor a written agreement to the transaction, setting forth the identity and quantity of the penny stock to be purchased. In order to approve a person's account for transactions in penny stocks, the broker or dealer must (i) obtain financial information and investment experience and objectives of the person; and (ii) make a reasonable determination that the transactions in penny stocks are suitable for that person and that person has sufficient knowledge and experience in financial matters to be capable of evaluating the risks of transactions in penny stocks. The broker or dealer must also deliver, prior to any transaction in a penny stock, a disclosure schedule prepared by the Commission relating to the penny stock market, which, in highlight form, (i) sets forth the basis on which the broker or dealer made the suitability determination; and (ii) that the broker or dealer received a signed, written agreement from the investor prior to the transaction. Disclosure also has to be made about the risks of investing in penny stock in both public offering and in secondary trading, and about commissions payable to both the broker-dealer and the registered representative, current quotations for the securities and the rights and remedies available to an investor in cases of fraud in penny stock transactions. Finally, monthly statements have to be sent disclosing recent price information for the penny stock held in the account and information on the limited market in penny stocks.

The National Association of Securities Dealers, Inc. (the "NASD"), which administers NASDAQ, has recently made changes in the criteria for continued NASDAQ eligibility. In order to continue to be included on NASDAQ, a company must maintain $2,000,000 in net tangible assets or $35,000,000 in market capitalization or $500,000 net income in latest fiscal year or 2 or last 3 fiscal years, a $1,000,000 market value of its publicly-traded securities and 500,000 shares in public float. In addition, continued inclusion requires two market-makers and a minimum bid price of $1.00 per share.

Management intends to strongly consider undertaking a transaction with any merger or acquisition candidate which will allow the Company's securities to be traded without the aforesaid limitations. However, there can be no assurances that, upon a successful merger or acquisition, the Company will qualify its securities for listing on NASDAQ or some other national exchange, or be able to maintain the maintenance criteria necessary to insure continued listing. The failure of the Company to qualify its securities or to meet the relevant maintenance criteria after such qualification in the future may result in the discontinuance of the inclusion of the Company's securities on a national exchange. In such events, trading, if any, in the Company's securities may then continue in the over-the-counter market. As a result, a shareholder may find it more difficult to dispose of, or to obtain accurate quotations as to the market value of, the Company's securities.


ITEM 2. LEGAL PROCEEDINGS.

The Company is not a party to any legal proceedings, and no such proceedings are know to be contemplated.


ITEM 3. CHANGES IN AND DISAGREEMENTS WITH ACCOUNTANTS ON ACCOUNTING AND FINANCIAL DISCLOSURE.

The Company has not changed accountants since its formation and there are no disagreements with the findings of said accountants.


ITEM 4. RECENT SALES OF UNREGISTERED SECURITIES.

On January 22, 2001, the Company issued 18,388,000 shares of Common Stock to Liu Puxiang, a non-U.S. persons, for $3,474, which was below the par value at $.0005 per common share a non-U.S. person in reliance on Regulation S of the Securities Act of 1933, as amended. All of these shares are "restricted" shares as defined by Regulation S under the Securities Act of 1933, as amended (the "Act"). All of these shares may not be offered for public sale except under Regulation S, Rule 144, or otherwise, pursuant to the Act.

On January 22, 2001, the Company issued 856,000 shares of Common Stock to Weijun Yang, President of the Company, for $260, which was below the par value at $.0005 per common share. The Company relied on exemption provided by Section 4(2) of the Securities Act of 1933, as amended, for the issuance of 856,000 shares of Common Stock to Weijun Yang.

On February 4, 2001, the Company issued 856,000 shares of Common Stock each to a U.S. person for $160, which was below the par value at $.0005 per common share. The Company relied on exemption provided by Section 4(2) of the Securities Act of 1933, as amended, for the transfer of the 856,000 shares to this US person. All of these shares are "restricted" shares as defined in Rule 144 under the Securities Act of 1933, as amended (the "Act") may not be offered for public sale except under Rule 144, or otherwise, pursuant to the Act.

As February 28, 2001, no shares of the Company's Common Stock outstanding are eligible for sale in the US public market. All outstanding shares are restricted under Rule 144 under the Securities Act of 1933, as amended (the "Securities Act").

In general, under Rule 144, a person (or persons whose shares are aggregated) who has satisfied a one year holding period, under certain circumstances, may sell within any three-month period a number of shares which does not exceed the greater of one percent of the then outstanding Common Stock or the average weekly trading volume during the four calendar weeks prior to such sale. Rule 144 also permits, under certain circumstances, the sale of shares without any quantity limitation by a person who has satisfied a two-year holding period and who is not, and has not been for the preceding three months, an affiliate of the Company.

Regulation S provides generally that any offer or sale that occurs outside of the United States is exempt from the registration requirements of the Securities Act of 1933, provided that certain conditions are met. Regulation S has two safe harbors. One safe harbor applies to offers and sales by issuers, securities professionals involved in the distribution process pursuant to contract, their respective affiliates, and persons acting on behalf of any of the foregoing (the "issuer safe harbor"), and the other applies to resale by persons other than the issuer, securities professionals involved in the distribution process pursuant to contract, their respective affiliates (except certain officers and directors), and persons acting on behalf of any of the forgoing (the "resale safe harbor"). An offer, sale or resale of securities that satisfied all conditions of the applicable safe harbor is deemed to be outside the United States as required by Regulation S. The distribution compliance period for shares sold in reliance on Regulation S is two years.

The Company has complied with the requirements of Regulation S by having no directed selling efforts made in the United States, ensuring that the non-U.S. person has address in a foreign country and having each persons made representation to the Company certifying that he or she is not a U.S. person and is not acquiring the Securities for the account or benefit of a U.S. person other than persons who purchased Securities in transactions exempt from the registration requirements of the Securities Act; and also agrees only to sell the Securities in accordance with the registration provisions of the Securities Act or an exemption therefrom, or in accordance with the provisions of the Regulation.


ITEM 5. INDEMNIFICATION OF DIRECTORS AND OFFICERS.

As permitted by New York law, the Company's Articles of Incorporation provide that the Company will indemnify its directors and officers against expenses and liabilities they incur to defend, settle, or satisfy any civil or criminal action brought against them on account of their being, or having been, Company directors or officers unless, in any such action, they are judged to have acted with gross negligence or willful misconduct. Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers, or persons controlling the Company. Pursuant to the foregoing provisions, the Company has been informed that, in the opinion of the Securities and Exchange Commission, such indemnification is against public policy as expressed in that Act and is, therefore, unenforceable.


                             PART F/S


ITEM 1. FINANCIAL STATEMENTS AND EXHIBITS.


(a) The following financial statements of the Company are filed as part of this Report:

(1) Financial Statements                                        Page
                Independent Auditor's Report                     F-1
                Balance Sheet as of February 28, 2001            F-2
                Income Statement, For the
                   Period From Inception January 21, 2001
                   to February 28, 2001                          F-3
                Statement of Cash Flows, For the
                   the Period From Inception January 21, 2001
                   to February 28, 2001                          F-4
                Statement of Changes in Stockholders' Equity
                   For the Period From Inception January 21,
                   2001, through February 28, 2001               F-5
                Notes to Financial Statements as of
                   February 28, 2001                             F-6


(2) Exhibits:

(1) Not Applicable
(2) Not Applicable
(3.0)	Articles of Incorporation	(3.1)	By-laws
(4) Not Applicable
(5) Not Applicable
(6) Not Applicable
(7) Not Applicable
(8) Not Applicable
(9) Not Applicable
(10) Not Applicable
(11) Not Applicable
(12) Not Applicable
(13) Not Applicable
(14) Not Applicable
(15) Not Applicable
(16) Not Applicable
(17) Not Applicable
(18) Not Applicable
(19) Not Applicable
(20) Not Applicable
(21) Not Applicable
(22) Not Applicable
(23) Not Applicable
(24) Consent of Nelson, Mayoka & Company, P.C. Certified Public Accountants
(25) Not Applicable
(26) Not Applicable
(27) Not Applicable
(28) Not Applicable
(29) Not Applicable


SIGNATURES

In accordance with Section 12 of the Securities Exchange Act of 1934, the registrant caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized.

                            FIRSTCHINA CAPITAL, INC.
Date: March 8, 2001         By: /s/ Weijun Yang
                                ---------------
                                Weijun Yang
                                President, Chief Executive Officer
                                Treasurer and Director

                       [GRAPHIC OMITTED]

                Nelson, Mayoka and Company, P.C.

                  CERTIFIED PUBLIC ACCOUNTANTS
                  100 Church Street 14th Floor
                      New York, New York
                          10007-2601
                          ----------

                      Tel. (212) 697-7979
                      Fax  (212) 697-8997

                          DIRECT LINE

INDEPENDENCE AUDITOR'S REPORT

To the Board of Directors and Shareholders of FirstChina Capital, Inc. (A Development Stage Company)
Kew Garden Hills, New York

We have audited the accompanying balance sheet of FirstChina Capital Inc. ( A Development Stage Company), as of February 28, 2001 and the related statements of operations, stockholders' equity and cash flows from inception January 21, 2001 through February 28, 2001. These financial statements are the responsibility of the company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with general accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of FirstChina Capital, Inc. ( A Development Stage Company), as of February 28, 2001, and the results of its operations from inception January 21, 2001 through February 28, 2001 in conformity with generally accepted accounting principles.


March 8, 2001
New York, New York

/s/Nelson, Mayoka and Company, P.C.
CERTIFIED PUBLIC ACCOUNTANTS

                       FIRSTCHINA CAPTIAL, INC.
                    ( A DEVELOPMENT STAGE COMPANY )
                            BALANCE SHEET
                          February 28, 2001

CURRENT ASSETS:
    Cash and cash equivalents                              $   3,660
    Total Asssets                                          $   3,660
                                                           =========


LIABILITIES AND STOCKHOLDER'S EQUITY
LIABILITIES:
    Accounts payable and accrued expenses                  $     950

STOCKHOLDER'S EQUITY
    Common stock-Par value $0.0005: 40,000,000 shares
    Authorized 20,000,000 shares issued and outstanding    $   3,894

    Deficit                                                   (1,184)
                                                           ----------
       TOTAL STOCKHOLDER'S EQUITY                              2,710
       TOTAL LIABILITIES AND STOCKHOLDER'S EQUITY          $   3,660
                                                           =========

    The Accompanying Notes are an Integral part of the Financial Statements

                        FIRSTCHINA CAPTIAL, INC.
                    ( A DEVELOPMENT STAGE COMPANY )
                           INCOME STATEMENT
      FROM INCEPTION JANUARY 21, 2001 THROUGH FEBRUARY 28, 2001

Sales                                                  $       0

Cost of sales                                                  0
                                                          ------
    Gross profit                                       $       0

Selling general and administration

Other income (expense) net                                (1,184)

Net income (loss) before taxes                            (1,184)

Provision for income taxes

    Net income (loss)                                  $  (1,184)
                                                       ==========

Net income (loss) per share                            $  (0.0001)

Average number of shares outstanding                   20,000,000
                                                       ----------
    The Accompanying Notes are an Integral part of the Financial Statements

                   FIRSTCHINA CAPTIAL, INC.
               ( A DEVELOPMENT STAGE COMPANY )
                   STATEMENTS OF CASH FLOWS
   FROM INCEPTION JANUARY 21, 2001 THROUGH FEBRUARY 28, 2001


CASH FLOW FROM OPERATING ACTIVITIES:
    Net income (loss)                                   $    (1,184)

    Changes in assets and liabilities

       Increase (Decrease) in accounting payable                950
                                                         ----------

    CASH PROVIDED (USED) BY OPERATING ACTIVITIES               (234)
                                                        -----------

CASH FLOW FROM FINANCE ACTIVITIES
Issuance of Common Stock                                      3,894

NET INCREASE (DECREASE) IN CASH

CASH AT INCEPTION, JANUARY 21, 2001                               0
                                                         ----------

CASH AT END OF PERIOD                                    $    3,660
                                                         ==========

    The Accompanying Notes are an Integral part of the Financial Statements

                           FIRSTCHINA CAPTIAL, INC.
                       ( A DEVELOPMENT STAGE COMPANY )
                STATEMENT OF CHANGES TO STOCKHOLDERS' EQUITY
          FROM INCEPTION JANUARY 21, 2001 THROUGH FEBRUARY 28, 2001

                       Common Stock      Additional
                    ------------------     paid in     Accumulated
                    Number of   Amount     Capital       (Deficit)    Total
                    ---------   -----    ----------    -----------    -----
ISSUANCE OF
COMMON STOCK        20,000,000  $  3,894  $            $            $ 3,894

Net loss                                                   (1,184)   (1,184)
                    ----------  --------  ---------    -----------   -------
Balance
-February 28, 2001  20,000,000  $  3,894  $   -        $   (1,184)   (2,710)
                    ==========  ========  =========    ==========    =======

    The Accompanying Notes are an Integral part of the Financial Statements

                    FIRSTCHINA CAPTIAL, INC.
                ( A DEVELOPMENT STAGE COMPANY )
                 Notes to Financial Statements
                       February 28, 2001

Note 1. Organization and Summary of Significant Accounting Policies

Organization

On January 21, 2001 FirstChina Capital, Inc. (A Development Stage Company) ("the Company") was incorporated under the laws of New York. The Company is in the development stage and its intent is to Located suitable business ventures to acquire. The Company has had No significant business activity to date and has chosen December 31, as year end.

Cash and Cash Equivalents

Cash and cash equivalents consists of cash in a bank deposit account. The Company considers all highly liquid investments with an original Maturity of three months or less to be cash equivalents.

Intangible Assets

Intangible assets consist of organization costs incurred and are Amortized over a five year period.

Income Taxes

Income taxes are provided for the tax effects of transactions reported in the financial statements and consist of taxes currently due plus deferred taxes related primarily to differences between the recorded book basis and tax basis of assets and liabilities for financial and income tax reporting. The deferred tax assets and liabilities represent the future tax return consequences of those differences, which will either be taxable or deductible when the assets and liabilities are recovered or settled. Deferred taxes are also recognized for operating losses that are available to offset future taxable income and tax credits that are available to offset federal income taxes.

Base upon the Company generating a loss no provision has been made for Federal Income Taxes or New York State Income Taxes.

Statement of Cash Flows

For purposes of the statement of cash flows, the Company considers demand deposits and highly liquid-debt instruments purchased with a maturity of three months or less to be cash equivalents.

Net (Loss) Per Common Share

The net(loss) per common share is computed by dividing the net(loss) for the period by number of shares outstanding at February 28, 2001.

Note 2. Capital Stock

Common Stock

The Company initially authorized 40,000,000 shares with a par value $0.0005. The Company issued 20,000,000 shares par value for $3,894.00. The Company has declared no dividends through February
28, 2001.

EXHIBIT 3.0

                         New York State
                      Department of State
             Division of Corporations, State Records
                   and Uniform Commercial Code
                       Albany, NY 12231

        (This form must be printed or typed in black ink)
                 CERTIFICATE OF INCORPORATION
                             OF
                  FirstChina Capital, Inc.
                  ------------------------
                   (Insert corporate name)
        Under Section 402 of the Business Corporation Law

FIRST: The name of the corporation is: FirstChina Capital, Inc.

SECOND: This corporation is formed to engage in any lawful act or activity for which a corporation may be organized under the Business Corporation Law, provided that it is not formed to engage in any act or activity requiring the consent or approval of any state official, department, board, agency or other body.

THIRD: The county within this state, in which the office of the corporation is to be located is:New York

FOURTH: The total number of shares which the corporation shall have authority to issue and a statement of the par value of each share or a statement that the shares are with par value are: 40,000,000 shares at $0.0005 Par Value

FIFTH: The secretary of state is designated as agent of the corporation upon whom process against the corporation may be served. The address to which the Secretary of State shall mail a copy of any process accepted on behalf of the corporation is:

SIXTH: (optional) The name and street address in this state of the registered agent upon whom process against the corporation may be served is: 135-34 78 Avenue, Unit F. Kew Garden Hills, NY 11367

SEVENTH: (optional)-if this provision is used, a specific date must be stated which is not before, nor more than 90 days after the date of filing) The date corporate existence shall begin, if other than the date of filing, is:

/s/ Weijun Yang
--------------
(Signature)

Weijun Yang
-------------------
(Type or print name)

135-34 78 Avenue, Unit F
Kew Garden Hills, NY 11367
--------------------------
(Address)
(City, State, Zip code)
135-34 78 Avenue, Unit F
Kew Garden Hills, NY 11367



EXHIBIT 3.1


                           BY-LAWS
                             OF
                  FirstChina Capital, Inc.
      Incorporated under the Business Corporation Law of
                    the State of New York

1. PRINCIPLE OFFICE

(1.1) Initial Location. The principal office of the corporation shall initially be located at 135-34 78 Avenue, Unit F, Kew
Garden Hills, NY 11367

(1.2) Change of Location. The board of directors may, upon reasonable written notice to all shareholders, relocated the principal office of the corporation.

(1.3) Other Offices. In addition to its principal office, the corporation may have such other offices, either within or without the state of incorporation, as the board of directors may designate.

2. DIRECTORS

(2.1) Number. The number of directors shall be that number as may from time to time be fixed by the board of directors, but not less than the minimum number required by law.

(2.2) Qualification. No person shall serve as a director unless such person is at least 18 years of age.

(2.3) Notices. Upon taking office, each director shall file with the secretary a written designation of the address that the director desires to be used for the purpose of giving notices to him/her. Until the director shall have effectively done so, he/she shall be deemed to have designated either the principal office of the corporation or any other address that the sender of the notice could reasonably believe to be an appropriate address. Any designated address may be redesignated by similar filing with the secretary. The secretary shall give each of the other directors prompt notice of every designation or re-designation filed. The designation or re-designation shall be effective three business days after the secretary's action or upon earlier receipt. Any notice to a director shall be valid if sent to either (a) the director's

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designated address or (b) any other address used in good faith unless it be shown that prejudice resulted from use of such other address. All notices must be in writing. Any notice may be delivered by hand or sent by telecommunications device, by mail or by similar means. If a notice is sent by registered mail or return receipt requested, another copy shall at the same time be sent by ordinary first class mail.

(2.4) Resignation. A director may resign at any time by giving notice to each of the other directors. Unless otherwise specified, the notice shall be effective immediately and acceptance shall not be necessary to make it effective. A director need not assign cause for resigning.

(2.5) Removal. A director may be removed by the shareholders without cause or by the board of directors with cause.

3. BOARD OF DIRECTORS

(3.1) Regular Meetings. A regular meeting shall be held immediately after and at the same place as the annual meeting of shareholders. The board of directors may provide for other regular meetings.
Notice need not be given of any regular meeting.

(3.2) Special Meetings. The president or any two directors may call a special meeting upon not less than 5 business days notice to every director of the time and place of the special meeting. The special meeting notice does not have to specify the business to be transacted.

(3.3) Adjourned Meetings. Whether or not a quorum is present, a majority of the directors present may adjourn any meeting to such time and place as they shall decide. Notice of any adjourned meeting need not be given. At any adjourned meeting, whether adjourned once or more, any business may be transacted that might have been transacted at the meeting of which it is an adjournment. Additional business may also be transacted if proper notice shall have been given.

(3.4) Organization. The chairperson of the meeting shall be the president if taking part in the meeting or, if not, any director elected by a majority of the directors present. The secretary of the meeting shall be the secretary if taking part in the meeting or, if not, any director appointed by the chairman of the meeting.

(3.5) Committees. The board of directors may, by resolution passed by a majority of the full board of directors (a) designated three or more of its number to constitute an executive committee, or one or more other committees, which, so far as may be permitted by law and to the extent and in that manner provided in said resolution, shall have and may exercise, between meetings of the board of directors, the powers of the board of directors in the management of the affairs and business of the corporation, (b) at any time change the members of any such committee, (c) fil vacancies in any such

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committee, and (d) discharge any such committee, with or without cause. The board of directors may provide for regular meetings o any such committee with or without notice as the board of directors may prescribe. To the extent authority of the board of directors has been delegated to any such committee, any reference in these by-laws to the board of directors shall be deemed a reference to such committee.

(3.6) Telecommunications Participation. Any one or more directors may participate in a meeting of the board or any committee by means of a conference telephone or other type of telecommunications equipment allowing persons participating in the meeting to hear each other at the same time.

(3.7) Regulations. The board of directors may adopt rules and regulations, not inconsistent with law, the certificate of incorporation or these by-laws, for the conduct of its meetings and the management of all aspects of the affairs of the corporation.

4. SHARES AND CERTIFICATES

(4.1) Form of Certificates. Certificates representing shares shall be in the form determined by the board of directors. All certificates issued shall be consecutively numbered or otherwise appropriately identified.

(4.2) Share Transfer Ledger. There shall be kept a share transfer ledger in which shall be entered full and accurate records including the names and addresses of all shareholders, the number of shares issued to each shareholder and the dates of issuance. All transfers of shares shall be promptly reflected in the share transfer ledger. Unless otherwise directed by the board of directors, the share transfer ledger shall be kept at the principal office of the corporation.

(4.3) Transfer of Shares. Upon (a) receipt of the certificate representing the shares to be transferred, either duly endorsed or accompanied by proper evidence of succession, assignment or authority to transfer, (b) payment of any required transfer taxes, and (c) payment of any reasonable charge the board of directors may have established, the surrendered certificate shall be canceled and a new certificate or certificates shall be issued to the person(s) entitled to it.

(4.4) Replacement Certificates. Replacement certificates will be issued at the request of the shareholder upon payment of any reasonable charge the board of directors may have established. In case of a lost, mislaid, destroyed or mutilated certificate, proof of the facts, by affidavit or otherwise, may also be required, as may be a bond or other proper indemnification for the corporation and its agents.

(4.5) Record Owner to be Treated as Owner. Unless other wise directed by a court of competent jurisdiction, the corporation shall

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treat the holder of record of any share as the holder in fact and accordingly shall not recognize any equitable or other claim to or interest in the shares on the part of any other persons, whether or not it shall have express or other notice of it.

5. SHAREHOLDERS' MEETINGS

(5.1) Annual Meeting. The annual meeting of the shareholders shall be held on the 8th in the month of January in each year at the principal office of the corporation. If the day fixed for the annual meeting is a Saturday, Sunday or holiday at the place it is to be held, the meeting shall be held on the following day that is not such a day. Unless otherwise stated in the notice of meeting pursuant to direction of the board of directors, the annual meeting shall be held a the principle office of the corporation.

(5.2) Special Meetings. A special meeting of the shareholders may be called by any two or more directors, the president or the holders of no less than 10% of all entitled to vote at the meeting.

(5.3) Adjourned Meetings. Whether or not a quorum is present, a majority in voting power of the shareholders present in person or by proxy and entitled to vote may adjourn any meeting to a time and place as they shall decide. Notice of any adjourned meeting need not given. At any adjourned meeting, whether adjourned once or more, any business may be transacted that might have been transacted at the meeting of which it is an adjournment. Additional business may also be transacted if proper notice shall have been given.

(5.4) Organization. The president shall be chairman of the meeting. The secretary shall be secretary of the meeting. If neither the president nor any vice president is present, the shareholders shall choose a chairman of the meeting. If neither nor any assistant secretary is present, the chairman of the meeting shall appoint a secretary of the meeting.

(5.5) Order of Business. The order business shall be as determined by the chairman of the meeting, but the order may be changed by a majority in voting power of the shareholders present in person or by proxy and entitled to vote. Unless otherwise determined as aforesaid, the order shall be as follows:

1. Roll call.
2. Proof of notice of meeting or waiver of notice.
3. Reading of minutes of preceding meeting.
4. Reports of officers.
5. Reports of committees.
6. Election of directors.
7. unfinished business.
8. New Business.

(5.6) Voting. Upon demand of any shareholder, voting shall be by ballot, in which event each ballot shall be signed by the shareholder or his proxy and shall state the number shares voted.

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Otherwise, voting need not be in voting.

6. OFFICERS

(6.1) Additional Officers. In addition to the president, secretary, treasurer and any other officers required by law, the corporation may have one or more vice presidents elected by the board of directors, one of whom may be designed as executive vice president. The corporation may also have such other or assistant officers as may be elected by, or appointed in a manner prescribed by, the board of directors.

(6.2) Seniority. The executive vice president, if there is one, shall be deemed senior to all other vice presidents. Unless otherwise determined by, or under rules prescribed by, the board of directors, seniority of any officer shall be determined by length of continuous service in that office.

(6.3) Continuation in Office. Unless otherwise provided by the board of directors, every officer shall serve until death, resignation or removal by the board of directors. Any resignation or removal shall be without prejudice to any contractual rights of the corporation or the officer.

(6.4) Duties in General. Subject to these by-laws, the authority and duties of all officers shall be determined by, or in the manner prescribed by, the board of directors. Except as may be specifically restricted by the board of directors, any officer may delegate any of his/her authority and duties to any subordinate officer.

(6.5) Duties of President. The president shall be the principle executive officer of the corporation and, subject to control of the board of directors, shall in general supervise and control all of the business and affairs of the corporation. The president may sign, with the secretary or any other proper officer of the corporation thereunto authorized by the board of directors, certificates for share of the corporation, any deeds, mortgages, bonds, contracts, or other instruments that the board of directors has authorized to be executed, except in cases where the signing and execution shall be expressly delegated by the board of directors or by these by-laws to some other officer or agent of the corporation or shall be required by law to be otherwise signed or executed, and in general shall perform all duties incident to the office of president and such other duties as may be prescribed by the board of directors from time to time.

(6.6) Duties of Vice President. In the absence or incapacity of the president, the senior vice president shall perform the duties of the president and, when so acting, shall have all the powers of and be subject to all the restriction upon the president. Each vice president shall perform any other duties as may be assigned by the president or by the board of directors.

(6.7) Duties of Secretary. The secretary shall keep the minutes of

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the shareholders' and the directors' meeting in one or more books provided for that purpose, see that all notices are duly given in accordance with the provisions of these by-laws or as otherwise required, be custodian of the corporate records and of the seal of the corporation, keep a register of the post office addresses of each shareholder, have general charge of the share transfer books of the corporation, and in general perform all duties incident to the office of secretary and other duties as may be assigned by the president or by the board of directors.

(6.8) Duties of Treasurer. If required by the board of directors, the treasurer shall give a bond for the faithful discharge of his/her duties in a sum and with any surety or sureties as the board of directors shall determine. The treasurer shall have charge and custody of and be responsible for all funds and securities of the corporation, receive and give receipts for monies due and payable to the corporation from any source whatsoever, and deposit all such monies in the name of the corporation in the banks, trust companies or other depositories as shall be selected in accordance with these by-laws, and in general perform all the duties incident to the office of treasurer and such other duties as may be assigned by the president or the board of directors.

(6.9) Salaries. No officer shall receive any salary unless provided or authorized by the board of directors. No officer shall be prevented from receiving a salary by reason of the fact that he/she is director.

7. SEAL

(7.1) Form. The seal of the corporation shall be in the form impressed in the margin.

(7.2) Use. The seal may be used by causing it to be impressed directly on the instrument or writing to be sealed, or upon an adhesive substance annexed. The seal on certificate for shares or other documents may be a facsimile, engraved or imprinted.

8. AMENDMENTS

(8.1) By Board. These by-laws may be amended or repealed by the board of directors.


EXHIBIT 24


                       [GRAPHIC OMITTED]

                Nelson, Mayoka and Company, P.C.

                  CERTIFIED PUBLIC ACCOUNTANTS
                  100 Church Street 14th Floor
                      New York, New York
                          10007-2601
                          ----------

                      Tel. (212) 697-7979
                      Fax  (212) 697-8997

                          DIRECT LINE

March 13, 2001

         CONSENT OF INDEPENDENT CERTIFIED PUBLIC ACCOUNTANTS

We hereby consent to the use in this Registration Statement on Form 10-SB of our report dated March 8, 2001 relating to the financial statements of FirstChina Capital, Inc. as of February 28, 2001.

/s/ Nelson, Mayoka & Company, P.C.
Nelson, Mayoka & Company, P.C.
Certified Public Accountants

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